SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 30, 2018

São Paulo, May 10, 2018 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), pursuant to CVM Instruction 481/09, hereby disclosed to its shareholders and the market the detailed final voting map, which consolidates the voting instructions of both absentee shareholders and those present, as computed at the Annual and Extraordinary Shareholders Meeting of the Company held on April 30, 2018, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING MAP

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 30, 2018

Resolutions
1

Resolve on the Management Report and the respective Management account and Company´s Financial Statements, including the Notes to financial statements, for the fiscal year ended on December 31, 2017, along with the Report of the Independent Auditors and the Report of the Fiscal Board.

2

Resolve on the approval of the Company's Capital Budget for the fiscal year of 2018, with a term of 01 (one) year, in the amount of R$ 3,385,387,000.00 (three billion, three hundred and eighty-five million, three hundred and eighty-seven thousand reais).

Resolutions
3

Resolve that the Company's Net Profit of the fiscal year ended on December 31, 2017, in the amount of R$ 4,082,990,194.70, have the following destination: (i) establishment of Legal Reserve, in the amount of R$ 204,149,509.73; (ii) establishment of Tax Incentive Reserve, in the amount of R$ 71,744,740.20; (iii) distribution of Dividends, in the amount of R$ 2,500,000,000.00, which corresponds to 61% of Adjusted Net Profit of the fiscal year, corresponding to: (iii.1) R$ 1,419,348,861.07, corresponding to R$ 3.14245599021 per common share; (iii.2) R$ 1,080,300,523.12, corresponding to R$ 3.14245599021 per class “A” preferred share; (iii.3) the amount of R$ 350,615.81, corresponding to R$ 0.60625562100 per class “B” preferred share; and (iii.4) R$ 6.28491198042 per American Depositary Receipts (ADR), being certain that: (a) "Anticipated Dividends" in the amount of R$ 1,000,000,000.00 paid on December 12, 2017; and (b) "Additional Dividends", in the amount of R$ 1,500,000,000.00 as follows: the amount of R$ 851,728,768.47, corresponding to R$ 1.88573806195828 per common share; the amount of R$ 648,271,231.53, corresponding to R$ 1.88573806195828 per class “A” preferred share; The payment of the dividends referred to in item 8.1.3.(iii.b) of the minutes (“Additional Dividends”), will be carried out as of May 10, 2018, pursuant to the Notice to Shareholders that will be published on a timely manner by the Company, and the Company shares will be traded “ex-dividends” as of May 2, 2018; and (iv) the remaining balance of the Net Profit for the fiscal year, in the amount of R$ 1,335,388,147.00, plus any other transactions directly recorded in the shareholder’s equity, and the realization of additional indexation of fixed assets of R$ 27,809,952.35 and of prescribed dividends of R$ 482,249.92 will be transferred to the Profit Retention Reserve account, based on the Capital Budget for the fiscal year of 2018, drawn up under the terms of article 196 of LSA and approved as described in item 8.1.2 of the minutes.

4	Election of candidates to the Board of Directors (by separate election referred to in Article 141, paragraph 4, "II", of LSA)[1]
5	Election of candidates to the Board of Directors (by separate election referred to in Article 141, paragraph 5, "II", of LSA)[2]
6	Election of the candidates to the Board of Directors by single group of candidates
7	Indication of the Chairman and Vice Chairman of the Company’s Board of Directors
8	Election of candidates to the Fiscal Board (by separate election referred to in Article 161, paragraph 4, item "a", of LSA for preferred shares)

1 Excluding 11,832,367 preferred shares due to lack of evidence of 3-month uninterrupted ownership prior to the Annual and Extraordinary Shareholders Meeting, pursuant to article 141, paragraph 6 of Law 6,404 of December 15, 1976, as amended.

2 Excluding 22,900 preferred shares and 11,832,367 common shares due to lack of evidence of 3-month uninterrupted ownership prior to the Annual and Extraordinary Shareholders Meeting, pursuant to article 141, paragraph 6 of Law 6,404 of December 15, 1976, as amended.

Resolutions
9	Election of the candidates to Fiscal Board (by single group of candidates)
10

Resolve on the annual and global Management and Fiscal Board compensation for the fiscal year to end on December 31, 2018, in the total global amount of R$ 72,510,691.61, related to the overall Management compensation, which includes fixed and variable fees and respective social charges recognized in the Company´s financial statements and applicable benefits, and which must be individualized by the Board of Directors, and the amount of R$ 1,030,104,00, related to the Fiscal Board compensation.

11

Resolve on the amendment and ratification of the management compensation amount approved for the fiscal year ended on December 31, 2017, in the additional amount of R$ 741,548.57, resulting from the offsetting compensation amount overpaid to the Directors in the fiscal year of 2017, against what was underpaid to the Executive Office in the same fiscal year of 2017.

12	Resolve on the amendment of article 4 of the Company's Bylaws due to conversion of shares exercised by minority shareholders of class "B" preferred shares.
13	Resolve on the inclusion of paragraphs 1, 2 and 3 in article 18 of the Company's Bylaws, to predict a minimum percentage of 20% of independent members of the Board of Directors.
14

Resolve on the amendment of the Company´s Bylaws for the inclusion of a Compliance chapter, providing for the creation of a statutory Compliance Committee and the formalization of the existence of a compliance department in the Company

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
51447	1	12	Approval	Approval	Approval	-	-	Approval	Approval	-	Approval	Approval	Approval	Approval	Approval	Approval
10904	226.334.622	79.182.486	Approval	Approval	Approval	-	-	Approval	Approval	-	Approval	Approval	Approval	Approval	Approval	Approval
33000	212.426.952	75.761.739	Approval	Approval	Approval	-	-	Approval	Approval	-	Abstention	Approval	Approval	Approval	Approval	Approval
N.D	4.345.162	-	Approval	Approval	Approval	-	-	Approval	Approval	-	Approval	Approval	Approval	Approval	Approval	Approval
49966	130.000	20.000	Approval	Approval	Approval	-	-	Approval	Approval	Abstention	Approval	Approval	Approval	Approval	Approval	Approval
76337	375.000	100.000	Approval	Approval	Approval	-	-	Approval	Approval	Abstention	Approval	Approval	Approval	Approval	Approval	Approval
89351	3.004.700	1.000.000	Approval	Approval	Approval			Approval	Approval	Approval	-	Approval	Approval	Abstention	Approval	Approval
45596	-	112.800	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
30832	-	10.500	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
30832	-	8.595	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
14140	-	8.300	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
30832	-	8.490	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
12055	-	3.744.000	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
26673	-	218.600	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
13001	-	72.300	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
28069	-	122.200	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
28069	-	4.000	-	-	-	-	-	-	-	Approval	-	-	-	-	-	-
19754	-	1.063.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
24992	-	13.196	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	1.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	42.691	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	30.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	684.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
19808	-	8.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	75.263	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13981	-	46.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17858	-	13.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27545	-	1.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97539	-	108.958	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	71.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	2.862.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	25.770	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	24.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20196	-	225.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20196	-	147.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14819	-	3.815	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14819	-	86.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19822	-	125.524	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20270	-	245.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19808	-	229.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29322	-	1.682.178	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	2.212.246	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25715	-	15.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97540	-	41.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
55237	-	30.488.352	-	-	-	-	-	-	-	-	-	-	-	-	-	-
78104	3.300	-	Abstention	Abstention	Abstention	-	-	Abstention	Abstention	-	Abstention	Abstention	Abstention	Abstention	Approval	Approval
58702	-	744.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10532	-	1.164.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
17891	-	3.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58384	-	213.210	-	-	-	-	-	-	-	-	-	-	-	-	-	-
74963	-	8.092	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16573	-	1.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75101	-	83.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18497	-	1.772	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10205	-	120	-	-	-	-	-	-	-	-	-	-	-	-	-	-
71043	-	17.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11490	-	800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23656	-	7.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19349	-	15.221	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10975	-	13.374	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22292	-	20.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
21290	-	42.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23487	-	110.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
24528	-	16.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12000	-	36.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
24528	-	3.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11441	-	100.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10838	-	69.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14693	-	171.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15231	-	57.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
54795	-	18.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23516	-	23.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
79709	-	16.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59868	-	81.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
10539	-	3.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13028	-	2.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20447	-	972	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12055	-	19.639	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17021	-	15.727	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58386	-	986.247	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75166	-	13.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23041	-	13.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11841	-	13.279	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11311	-	63.844	-	-	-	-	-	-	-	-	-	-	-	-	-	-
73456	-	7.537	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12297	-	1.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59868	-	41.458	-	-	-	-	-	-	-	-	-	-	-	-	-	-
70600	-	905	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90897	-	74.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59868	-	294.177	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86012	-	2.000.987	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90019	-	38.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23307	-	54.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20832	-	6.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13032	-	10.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15305	-	19.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12525	-	9.972	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11729	-	37.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
83609	-	16.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27074	-	112	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
75069	-	1.078.957	-	-	-	-	-	-	-	-	-	-	-	-	-	-
84760	-	2.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12219	-	60.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29054	-	1.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
29522	-	13.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58400	-	5.145	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86404	-	4.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27877	-	24.446	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23664	-	698	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19449	-	1.131	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14137	-	1.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19270	-	1.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20457	-	900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
93304	-	35.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20544	-	12.855	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12228	-	397.460	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12400	-	17.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
97538	-	17.316	-	-	-	-	-	-	-	-	-	-	-	-	-	-
84743	-	284.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15231	-	43.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80503	-	10.129	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58390	-	29.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13442	-	6.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18214	-	8.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85485	-	355.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16816	-	10.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
14012	-	51.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14027	-	33.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
24779	-	8.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27084	-	1.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23874	-	122.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11030	-	42.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85485	-	3.684.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85485	-	2.367.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13296	-	4.697	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11882	-	105.305	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17867	-	12.321	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13296	-	40.452	-	-	-	-	-	-	-	-	-	-	-	-	-	-
71409	-	1.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15333	-	9.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11205	-	107.517	-	-	-	-	-	-	-	-	-	-	-	-	-	-
28990	-	19.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12203	-	3.748	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23771	-	34.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88575	-	131.096	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23952	-	12.670	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18022	-	1.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19449	-	3.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19449	-	19.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11932	-	12.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23384	-	602.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11455	-	11.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
13289	-	396.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15206	-	1.317.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58391	-	102.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
21394	-	16.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85389	-	500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22321	-	273.077	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15718	-	1.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22510	-	2.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
78892	-	10.623	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18858	-	2.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11900	-	17.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
74186	-	49.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11390	-	121.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58392	-	41.460	-	-	-	-	-	-	-	-	-	-	-	-	-	-
76224	-	11.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
72372	-	41.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
76048	-	5.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
21166	-	778	-	-	-	-	-	-	-	-	-	-	-	-	-	-
71409	-	10.424	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58392	-	66.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19341	-	39.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
26755	-	7.981	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58392	-	55.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16947	-	1.395.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
16947	-	74.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14494	-	2.970	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
83362	-	167.735	-	-	-	-	-	-	-	-	-	-	-	-	-	-
96209	-	29.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
82950	-	4.765.756	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14572	-	14.890	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90897	-	14.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11184	-	1.324.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27714	-	400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
76224	-	615.920	-	-	-	-	-	-	-	-	-	-	-	-	-	-
95675	-	14.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
26565	-	15.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15272	-	27.383	-	-	-	-	-	-	-	-	-	-	-	-	-	-
74186	-	4.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10400	-	362.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15078	-	9.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20270	-	10.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17858	-	23.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15305	-	1.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14406	-	5.181	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19135	-	343.742	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19618	-	224.420	-	-	-	-	-	-	-	-	-	-	-	-	-	-
62390	-	95.736	-	-	-	-	-	-	-	-	-	-	-	-	-	-
21962	-	50.542	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11981	-	29.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58394	-	215.119	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14988	-	14.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
21242	-	23.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
71409	-	300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30124	-	8.058	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13973	-	203.058	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90483	-	110.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85796	-	69.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
69434	-	36.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58396	-	5.856.293	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18822	-	71.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58396	-	21.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14549	-	41.627	-	-	-	-	-	-	-	-	-	-	-	-	-	-
92431	-	33.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27084	-	956	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18497	-	2.910	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17209	-	13.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80755	-	57.460	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58400	-	194.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20724	-	3.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27778	-	40.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22403	-	145.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86405	-	6.333	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22420	-	53.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23854	-	700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
61052	-	4.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11176	-	24.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90633	-	89.509	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11324	-	1.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
28360	-	104	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14809	-	2.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59876	-	22.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
91635	-	118.156	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75101	-	5.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25169	-	135.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17718	-	117.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27866	-	14.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
83874	-	32.292	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20026	-	3.539	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59877	-	23.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13022	-	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59868	-	465.347	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13362	-	16.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17202	-	3.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
19910	-	1.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59877	-	17.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59877	-	26.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59850	-	49.901	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59877	-	802.390	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58399	-	474.480	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58389	-	50.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11664	-	80.922	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86466	-	621.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86466	-	37.839	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22896	-	19.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
16990	-	201.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
22875	-	8.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11083	-	211.502	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10515	-	26.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20622	-	12.900	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18830	-	10.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59871	-	6.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13049	-	301.727	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10916	-	130.923	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18372	-	19.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
83609	-	30.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58400	-	7.937	-	-	-	-	-	-	-	-	-	-	-	-	-	-
71914	-	3.300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13665	-	105.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
95931	-	118.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
17161	-	24.821	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58401	-	687.501	-	-	-	-	-	-	-	-	-	-	-	-	-	-
79907	-	1.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
74186	-	72.080	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75364	-	262.545	-	-	-	-	-	-	-	-	-	-	-	-	-	-
59879	-	7.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75166	-	68.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86253	-	45.685	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18497	-	2.338	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13725	-	11.000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10419	-	800	-	-	-	-	-	-	-	-	-	-	-	-	-	-

CNPJ/CPF First 5 digits	Number of Shares		Resolutions
	(ON) (3)	(PNA) (4)	1	2	3	4 (5)	5 (5)	6	7	8	9	10	11	12	13	14
10419	-	17.030	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13283	-	4.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11398	-	17.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11410	-	56.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15559	-	4.339	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86652	-	174.400	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13562	-	48.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14541	-	78.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
23794	-	11.200	-	-	-	-	-	-	-	-	-	-	-	-	-	-
26311	-	300	-	-	-	-	-	-	-	-	-	-	-	-	-	-
58402	-	325.169	-	-	-	-	-	-	-	-	-	-	-	-	-	-
95596	-	64.180	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85524	-	332.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88404	-	117.700	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13709	-	47.500	-	-	-	-	-	-	-	-	-	-	-	-	-	-
75166	-	49.600	-	-	-	-	-	-	-	-	-	-	-	-	-	-
86219	-	92.800	-	-	-	-	-	-	-	-	-	-	-	-	-	-
28805	-	702	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14541	-	22.100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
15594	-	30.194	-	-	-	-	-	-	-	-	-	-	-	-	-	-
27703	-	20.610	-	-	-	-	-	-	-	-	-	-	-	-	-	-
13055	-	2.271	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(3) ON shares are common shares issued by the Company.

(4) PN Shares are preferred shares of class A and B issued by the Company, which have the right to vote only and exclusively for separate election of the Board of Directors, under the terms of article 141, paragraph 4, item "II", of LSA, and the Fiscal Board, under the terms of article 161, paragraph 4, item "a", of LSA.

 (5) Request impaired, since, according to item 8.1.4 (i) of the minutes, the quorum required for such separate election was not reached.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.